Exhibit 99.31

[Logo of Computershare]
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 29/12/2010

To: All Canadian Securities Regulatory Authorities

Subject: COASTAL CONTACTS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	24-01-2011
Record Date for Voting (if applicable) :	24-01-2011
Beneficial Ownership Determination Date :	24-01-2011
Meeting Date :	24-02-2011
Meeting Location (if available) :	TBA, Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	19044R108	CA19044R1082

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for COASTAL CONTACTS INC.